UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2020

MYLAN N.V.

(Exact name of registrant as specified in its charter)

Netherlands	333-199861	98-1493528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Building 4, Trident Place,

Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

(a) On June 30, 2020, Mylan N.V. (“Mylan” or the “Company”) held its annual general meeting of shareholders (the “AGM”) to (i) appoint two executive directors and eleven non-executive directors, each for a term ending immediately after the next annual general meeting held after their appointment; (ii) approve, on an advisory basis, the compensation of the named executive officers of the Company; (iii) adopt the Dutch annual accounts for fiscal year 2019; (iv) ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2020; (v) instruct Deloitte Accountants B.V. for the audit of the Company’s Dutch statutory annual accounts for fiscal year 2020; (vi) authorize Mylan’s Board of Directors (the “Mylan Board”) to acquire shares in the capital of the Company; and (vii) delegate to the Mylan Board the authority to issue ordinary shares and grant rights to subscribe for ordinary shares in the capital of the Company and to exclude or restrict pre-emptive rights.

On June 30, 2020, Mylan also held its extraordinary general meeting of shareholders (the “EGM”) in connection with the proposed transaction pursuant to which Mylan will combine with Pfizer Inc.’s (“Pfizer”) Upjohn business (the “Upjohn Business”) in a Reverse Morris Trust transaction (the “Combination”) to (i) approve the Combination Proposal (as defined below); (ii) adopt the Compensation Proposal (as defined below); (iii) adopt the Proposal Regarding Procedures for Determining Board Composition (as defined below); and (iv) adopt the Stockholder Special Meetings Proposal (as defined below).

As of the close of business on June 2, 2020, the record date for both the AGM and the EGM (the “Record Date”), there were issued and outstanding 516,947,234 ordinary shares of Mylan entitled to vote at each of the AGM and the EGM. As of the Record Date, there were no preferred shares of Mylan issued and outstanding. At least 50% of Mylan’s issued share capital was present or represented at each of the AGM and the EGM with respect to each proposal below, which exceeds the required quorum of at least one-third of Mylan’s issued share capital present or represented for each such proposal. With respect to each proposal below, any abstentions, “blank votes” and invalid votes were counted for the purposes of determining the presence of a quorum, but were not considered to be votes cast and therefore had no effect on the vote on any such proposal. Any “broker non-votes” with respect to any proposal were not treated as shares present for purposes of determining the presence of a quorum with respect to such proposal and were not considered to be votes cast and therefore had no effect on the vote on such proposal.

(b) The certified results of the matters voted on at the AGM are set forth below.

Proposal No. 1 - Appointment of two executive directors and eleven non-executive directors, each for a term ending immediately after the next annual general meeting held after their appointment:

Nominee	For	Against	Abstain	Broker Non- Votes
Heather Bresch*	392,020,138	5,690,162	6,160,809	28,894,148
Hon. Robert J. Cindrich	393,818,255	3,805,275	6,247,578	28,894,149
Robert J. Coury	392,922,513	10,388,372	560,226	28,894,146
JoEllen Lyons Dillon	331,195,916	66,371,847	6,303,346	28,894,148
Neil Dimick, C.P.A.	388,392,842	9,156,326	6,321,939	28,894,150
Melina Higgins	340,711,749	56,851,069	6,308,292	28,894,147
Harry A. Korman	393,987,947	3,609,971	6,273,191	28,894,148
Rajiv Malik*	389,141,791	8,514,820	6,214,500	28,894,146
Richard Mark, C.P.A.	394,841,624	2,761,789	6,267,697	28,894,147
Mark W. Parrish	398,985,037	4,383,559	502,513	28,894,148
Pauline van der Meer Mohr	347,353,949	55,892,112	625,046	28,894,150
Randall L. (Pete) Vanderveen, Ph.D.	398,071,372	5,169,409	630,328	28,894,148
Sjoerd S. Vollebregt	394,919,606	2,666,875	6,284,627	28,894,149

*	Refers to an executive director. All other directors listed above are non-executive directors.

Consistent with established Dutch law and Mylan’s Articles of Association, each director nominee was appointed by the AGM.

Proposal No. 2 – Approval, on an advisory basis, of the compensation of the named executive officers of the Company:

For	Against	Abstain	Broker Non-Votes
225,411,931	177,536,054	923,120	28,894,152

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 3 – Adoption of the Dutch annual accounts for fiscal year 2019:

For	Against	Abstain	Broker Non-Votes
429,338,535	2,173,828	2,184,534	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 4 – Ratification of the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2020:

For	Against	Abstain	Broker Non-Votes
418,014,827	15,111,073	570,992	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 5 – Instruction to Deloitte Accountants B.V. for the audit of the Company’s Dutch statutory annual accounts for fiscal year 2020:

For	Against	Abstain	Broker Non-Votes
418,092,028	14,925,803	679,059	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 6 – Authorization of the Mylan Board to acquire shares in the capital of the Company:

For	Against	Abstain	Broker Non-Votes
428,590,107	3,548,890	1,557,893	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 7 – Delegation to the Mylan Board of the authority to issue ordinary shares and grant rights to subscribe for ordinary shares in the capital of the Company and to exclude or restrict pre-emptive rights:

For	Against	Abstain	Broker Non-Votes
427,253,142	4,646,461	865,654	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

(c) The certified results of the matters voted on at the EGM are set forth below.

Proposal No. 1 – Approval of the following matters relating to the Combination (collectively, the “Combination Proposal”):

•

Approval of the Mylan Merger: Resolution to enter into and effectuate a legal triangular merger (juridische driehoeksfusie), whereby Mylan, as disappearing company, will merge with and into Mylan II B.V. (“Mylan Newco Sub”), as acquiring company, and whereby Mylan I B.V. (“Mylan Newco”) will allot shares in its capital to Mylan shareholders at the time of such merger in accordance with the merger proposal that will be deposited with the Dutch trade registry and disclosed for public inspection, prepared by the respective boards of directors of Mylan, Mylan Newco and Mylan Newco Sub (the “Mylan Merger”);

•

Approval of the Share Sale: Resolution to approve, under Section 2:107a of the Dutch Civil Code, the sale and transfer by Mylan Newco, immediately following the time at which the Mylan Merger becomes effective (the “Mylan Merger Effective Time”), of all issued and outstanding shares in the capital of Mylan Newco Sub to Utah Acquisition Sub Inc. (“Acquisition Sub”) or its designated nominee (the “Share Sale”);

•

Approval of the Mylan Newco Liquidation: Resolution to, effective as of the time at which the Share Sale becomes effective, approve and effectuate (i) the dissolution of Mylan Newco (ontbinding) and its subsequent liquidation (vereffening) in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code, (ii) the appointment of Stichting Liquidator Mylan (the “Liquidator”) as liquidator (vereffenaar) of Mylan Newco and (iii) the appointment of an affiliate of Upjohn Inc. (the “Liquidation Custodian”) as custodian of the books and records of Mylan Newco in accordance with Section 2:24 of the Dutch Civil Code;

•

Approval of the Alternative Transaction Structure: Resolution to, if the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code, (i) approve, under Section 2:107a of the Dutch Civil Code, the sale, transfer, assignment and delivery by Mylan to Acquisition Sub or its designated nominee of all of the right, title and interest of Mylan in, to and under all of its assets (the “Asset Sale”), and (ii) approve and effectuate, as soon as practicable following the Asset Sale, (x) the dissolution of Mylan (ontbinding) and its subsequent liquidation (vereffening) in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code, (y) the appointment of the Liquidator as liquidator (vereffenaar) of Mylan and (z) the appointment of the Liquidation Custodian as custodian of the books and records of Mylan in accordance with Section 2:24 of the Dutch Civil Code; and

•

Approval of the Discharge of Directors: Resolution to, effective upon the Mylan Merger Effective Time or the effective time of the Asset Sale (which shall be 6:00 p.m., New York City time, on the date of the Asset Sale), as applicable, provide full and final discharge to each member of the Mylan Board for their acts of management or supervision, as applicable, up to the date of the EGM; provided that no discharge shall be given to any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director:

For	Against	Abstain	Broker Non-Votes
401,554,656	1,656,652	661,168	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 2 – Adoption of a non-binding, advisory resolution to adopt the golden parachute compensation that will or may be paid or become payable to those named executive officers of Mylan who depart from the Company in connection with, or following, the consummation of the Combination (the “Compensation Proposal”):

For	Against	Abstain	Broker Non-Votes
131,650,119	271,521,572	700,783	0

The proposal did not receive the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore did not pass.

Proposal No. 3 – Adoption of a non-binding, advisory resolution to adopt certain features of Upjohn Inc.’s (“Newco”) governance which will replace the corresponding features of Mylan’s governance, effective upon the closing of the Combination, relating to (i) the right of stockholders to nominate directors and make other stockholder proposals at stockholder meetings and (ii) director terms and stockholder removal of directors (the “Proposal Regarding Procedures for Determining Board Composition”):

For	Against	Abstain	Broker Non-Votes
398,831,423	4,142,917	898,136	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Proposal No. 4 – Adoption of a non-binding, advisory resolution to adopt certain features of Newco’s governance which will replace the corresponding features of Mylan’s governance, effective upon the closing of the Combination, relating to the right of stockholders to call special meetings of stockholders (the “Stockholder Special Meetings Proposal”):

For	Against	Abstain	Broker Non-Votes
369,446,363	33,500,004	926,110	0

The proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote and therefore passed.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed transaction”), Newco and Mylan have filed certain materials with the Securities and Exchange Commission (“SEC”), including, among other materials, the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which was filed by Newco with the SEC on June 12, 2020 and declared effective by the SEC on June 30, 2020, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “EGM Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). The EGM Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: July 2, 2020	By:	/s/ Kenneth S. Parks
Kenneth S. Parks
Chief Financial Officer